ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 11, 2026	Bruce Willman
(617) 854-2141
bruce.willman@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed herewith for filing on behalf of RGIP, LP (the “ Partnership “) pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17g-1 promulgated thereunder, are the following materials required to be filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 17g-1(g) under the 1940 Act: (i) a copy of the crime policy covering the Partnership to January 1, 2026; (ii) a copy of the unanimous resolutions of the Partnership’s managing members approving such policies and the portion of the premium to be paid by the Partnership; and (iii) a copy of the agreement among joint insureds covered governing the criteria by which recoveries under the policies will be allocated among them.

Premiums have been paid through January 1, 2027. The current joint crime policy is in the amount of $10.0 million, which exceeds the amount that would be required if the Partnership were insured under a separate fidelity bond, as opposed to a joint crime policy.

If you have any questions or need any clarification concerning the foregoing or the enclosed, please call the undersigned at (617) 854-2141.

Please acknowledge receipt and acceptance of the enclosed materials with an email confirmation.

Very truly yours,

/s/ Bruce Willman

Bruce Willman

Enclosures

cc:	Managing Members

Erik G. Johnston

ACORD® CERTIFICATE OF PROPERTY INSURANCE

DATE (MM/DD/YYYY) 12/30/2025

PRODUCER
Aon Risk Services Northeast, Inc.
New York NY Office
One Liberty Plaza
165 Broadway, Suite 3201
New York NY 10006 USA

CONTACT NAME:
PHONE (A/C. No. Ext): (866) 283-7122 FAX (A/C. No.): (800) 363-0105
E-MAIL ADDRESS:
PRODUCER CUSTOMER ID #: 570000038347

INSURED
RGIP, LP
Prudential Tower
800 Boylston Street
Boston MA 02199 USA

INSURER(S) AFFORDING COVERAGE		NAIC #
INSURER A:	Continental Casualty Company	20443
INSURER B:		
INSURER C:		
INSURER D:		
INSURER E:		
INSURER F:		

Holder Identifier :

COVERAGES **CERTIFICATE NUMBER:** 570117406051 **REVISION NUMBER:**

INSR LTR	TYPE OF INSURANCE	POLICY NUMBER	POLICY EFFECTIVE DATE (MM/DD/YYYY)	POLICY EXPIRATION DATE (MM/DD/YYYY)	COVERED PROPERTY	LIMITS
	PROPERTY CAUSES OF LOSS: BASIC, BROAD, SPECIAL, EARTHQUAKE, WIND, FLOOD DEDUCTIBLES: BUILDING, CONTENTS				BUILDING PERSONAL PROPERTY BUSINESS INCOME EXTRA EXPENSE RENTAL VALUE BLANKET BUILDING BLANKET PERS PROP BLANKET BLDG & PP	
	INLAND MARINE CAUSES OF LOSS NAMED PERILS	TYPE OF POLICY POLICY NUMBER				
A	X CRIME TYPE OF POLICY Crime - Primary	5096753106 Crime	01/01/2026	01/01/2027	X Aggregate Limit (for	$10,000,000
	BOILER & MACHINERY / EQUIPMENT BREAKDOWN					

CERTIFICATE NUMBER: 570117406051

CERTIFICATE HOLDER

CANCELLATION

AUTHORIZED REPRESENTATIVE
Aon Risk Services Northeast, Inc.

© 1995-2015 ACORD CORPORATION. All rights reserved.

ACORD 24 (2016/03)

CERTIFICATE OF PROPERTY INSURANCE DATE (MM/DD/YYYY) 12/30/2025 THIS CERTIFICATE IS ISSUED AS A MATTER OF INFORMATION ONLY AND CONFERS NO RIGHTS UPON THE CERTIFICATE HOLDER. THIS CERTIFICATE DOES NOT AFFIRMATIVELY OR NEGATIVELY AMEND, EXTEND OR ALTER THE COVERAGE AFFORDED BY THE POLICIES BELOW. THIS CERTIFICATE OF INSURANCE DOES NOT CONSTITUTE A CONTRACT BETWEEN THE ISSUING INSURER(S), AUTHORIZED REPRESENTATIVE OR PRODUCER, AND THE CERTIFICATE HOLDER. CONTACT PRODUCER NAME: Aon Risk Services Northeast, Inc. PHONE FAX (866) 283-7122 (800) 363-0105 (A/C. No. Ext): (A/C. No.): New York NY Office : One Liberty Plaza E-MAIL ADDRESS: 165 Broadway, Suite 3201 PRODUCER New York NY 10006 USA 570000038347 CUSTOMER ID #: INSURER(S) AFFORDING COVERAGE NAIC # Identifier INSURED INSURER A: Continental Casualty Company 20443 RGIP, LP INSURER B: Prudential Tower INSURER C: Holder 800 Boylston Street INSURER D: Boston MA 02199 USA INSURER E: INSURER F: COVERAGES CERTIFICATE NUMBER: 570117406051 REVISION NUMBER: LOCATION OF PREMISES/ DESCRIPTION OF PROPERTY (Attach ACORD 101, Additional Remarks Schedule, if more space is required) THIS IS TO CERTIFY THAT THE POLICIES OF INSURANCE LISTED BELOW HAVE BEEN ISSUED TO THE INSURED NAMED ABOVE FOR THE POLICY PERIOD INDICATED. NOTWITHSTANDING ANY REQUIREMENT, TERM OR CONDITION OF ANY CONTRACT OR OTHER DOCUMENT WITH RESPECT TO WHICH THIS CERTIFICATE MAY BE ISSUED OR MAY PERTAIN, THE INSURANCE AFFORDED BY THE POLICIES DESCRIBED HEREIN IS SUBJECT TO ALL THE TERMS, EXCLUSIONS AND CONDITIONS OF SUCH POLICIES. LIMITS SHOWN MAY HAVE BEEN REDUCED BY PAID CLAIMS. INSR POLICY EFFECTIVE POLICY EXPIRATION TYPE OF INSURANCE POLICY NUMBER COVERED PROPERTY LIMITS LTR DATE (MM/DD/YYYY) DATE (MM/DD/YYYY) PROPERTY BUILDING 570117406051 PERSONAL PROPERTY CAUSES OF LOSS DEDUCTIBLES BASIC BUILDING BUSINESS INCOME EXTRA EXPENSE BROAD CONTENTS RENTAL VALUE SPECIAL BLANKET BUILDINGNUMBER: EARTHQUAKE BLANKET PERS PROP WIND FLOOD BLANKET BLDG & PP CERTIFICATE INLAND MARINE TYPE OF POLICY CAUSES OF LOSS POLICY NUMBER NAMED PERILS A 5096753106 01/01/2026 01/01/2027 X CRIME X Aggregate Limit (for $10,000,000 Crime TYPE OF POLICY Crime—Primary BOILER & MACHINERY / EQUIPMENT BREAKDOWN SPECIAL CONDITIONS / OTHER COVERAGES (ACORD 101, Additional Remarks Schedule, may be attached if more space is required) CERTIFICATE HOLDER CANCELLATION SHOULD ANY OF THE ABOVE DESCRIBED POLICIES BE CANCELLED BEFORE THE EXPIRATION DATE THEREOF, NOTICE WILL BE DELIVERED IN ACCORDANCE WITH THE POLICY PROVISIONS. Managing Members of RGIP, LP c/o Ropes & Gray, LLP 800 Boylston Street AUTHORIZED REPRESENTATIVE Boston, MA 02199-3600 USA © 1995-2015 ACORD CORPORATION. All rights reserved. ACORD 24 (2016/03) The ACORD name and logo are registered marks of ACORD

Ropes & Gray LLP

Line of Coverage	Policy Number	Coverage Description	Limit	Deductible	Policy Term	Insurer	Underwriter	Premium	Taxes, Fees & Surcharges
Business Auto Coverage	73549790	Business Auto Coverage | Business Auto			01-01-2026 - 01-01-2027	ACE American Insurance Company	Federal Insurance Company	$2,282	$0
		Combined Single Limit	$1,000,000
		Comprehensive Deductible		$1,000
		Collision Deductible		$1,000
Commercial Package Policy	35887392	Commercial Property Coverage | Commercial Package			01-01-2026 - 01-01-2027	ACE American Insurance Company	Federal Insurance Company	$563,587	$222
		Loss Limit	$650,000,000	$25,000
		General Liability Coverage | Commercial Package
		General Aggregate Limit	$2,000,000
		Prod & Comp Ops Aggregate Limit	$2,000,000
		Per Occurrence Limit	$1,000,000
		Personal & Advertising Injury Limit	$1,000,000
		Damage to Rented Premises/Fire Damage (Any One Fire)	$1,000,000
		Medical Expense Limit (any one person)	$10,000
		Employee Benefit Liability Aggregate Limit	$1,000,000
Crime - Excess (Quota-Shared)	P00100024663206	Crime - Excess | $10Mln xs $10Mln Crime-Axis			01-01-2026 - 01-01-2027	AXIS Insurance Company	AXIS Insurance Company	$22,679	$0
		No Deductible/SIR Coverage
		Limit (1)	$5,000,000
Crime - Excess (Quota-Shared)	ORPRO2610002782	Crime - Excess | $10Mln xs $10Mln Crime-Old Rep			01-01-2026 - 01-01-2027	Old Republic Professional Liability, Inc	Old Republic Insurance Company	$22,679	$0
		No Deductible/SIR Coverage
		Limit (1)	$5,000,000
Crime - Excess	G71772226007	Crime - Excess | $15Mln xs $20Mln Crime- ACE			01-01-2026 - 01-01-2027	ACE American Insurance Company	ACE American Insurance Company	$50,980	$0
		No Deductible/SIR Coverage
		Limit (1)	$15,000,000
Crime - Excess	64MGU26A61922	Crime - Excess | $5Mln xs $35Mln Crime-U.S. Specialty			01-01-2026 - 01-01-2027	HCC Global Financial Products, LLC	U.S. Specialty Insurance Co	$16,485	$0
		No Deductible/SIR Coverage
		Limit (1)	$5,000,000
Crime - Excess	ELU20850726	Crime - Excess | $5Mln xs $40Mln Crime- XL Specialty			01-01-2026 - 01-01-2027	XL Professional	XL Specialty Insurance Co	$14,999	$0
		No Deductible/SIR Coverage
		Limit (1)	$5,000,000
Crime - Excess	ENXPPIC0001732026	Crime - Excess | $5Mln xs $45Mln Crime- Preferred			01-01-2026 - 01-01-2027	Specialty Program Group	Preferred Professional Insurance Company	$13,499	$0
		No Deductible/SIR Coverage
		Limit (1)	$5,000,000
Crime - Excess	FI4NADF8QZ001	Crime - Excess | $5Mln xs $50Mln Crime- Liberty			01-01-2026 - 01-01-2027	Liberty Mutual Insurance Co	Liberty Mutual Insurance Co.	$12,950	$0
		No Deductible/SIR Coverage
		Limit (1)	$5,000,000
Crime - Primary	5096753106	Crime - Primary | Crime			01-01-2026 - 01-01-2027	CNA Insurance Companies	Continental Casualty Company	$70,555	$0
		Deductible Coverage		Various
		Limit	$10,000,000
Cyber Liability	PSLNZ2600056	Cyber Liability | Cyber P$20M - London			01-01-2026 - 01-01-2027	Aon UK Limited	Lloyd’s Syndicate No. 1686	$520,000	$25,346
		Deductible Coverage
		Limit (1)	$20,000,000	$1,000,000
		Total Limit	$70,000,000	$1,000,000
Cyber Liability - Excess	MTE904018006	Cyber Liability - Excess | Cyber $10Mxs$20M - AXA XL			01-01-2026 - 01-01-2027	XL Insurance	Indian Harbor Insurance Company	$75,000	$2,579
		Deductible Coverage
		$10Mxs$20M	$10,000,000	$1,000,000
Cyber Liability - Excess	817115458	Cyber Liability - Excess | Cyber $10Mxs$20M - CNA			01-01-2026 - 01-01-2027	CNA Insurance Companies	Columbia Casualty Company	$75,000	$2,579
		Deductible Coverage
		$10Mxs$20M	$10,000,000	$1,000,000
Cyber Liability - Excess	PCY1645426AA	Cyber Liability - Excess | Cyber $10Mxs$30M - Mosaic - 50%			01-01-2026 - 01-01-2027	Mosaic Americas Insurance Services LLC	Lloyd’s Syndicate No. 1609	$22,500	$0
		Cyber Liability - Excess | Cyber $10Mxs$30M - Mosaic - 50%						$844
		Cyber Liability - Excess | Cyber $10Mxs$30M - Mosaic - 50%						$703
		Cyber Liability - Excess | Cyber $10Mxs$30M - Mosaic - 50%						$1,969
		Cyber Liability - Excess | Cyber $10Mxs$30M - Mosaic - 50%						$11,250
		Cyber Liability - Excess | Cyber $10Mxs$30M - Mosaic - 50%						$15,609
		Cyber Liability - Excess | Cyber $10Mxs$30M - Mosaic - 50%						$3,375
		Deductible Coverage
		$10Mxs$30M	$10,000,000	$1,000,000
Cyber Liability - Excess	7200025120001	Cyber Liability - Excess | Cyber $10Mxs$40M - Resilience - 50%			01-01-2026 - 01-01-2027	Resilience Cyber Ins Solutions	Homeland Insurance Company of NY	$41,894	$1,440
		Deductible Coverage
		$10Mxs$40M	$10,000,000	$1,000,000
Cyber Liability - Excess	100044093	Cyber Liability - Excess | Cyber $10Mxs$30M - QBE - 50%			01-01-2026 - 01-01-2027	QBE Specialty Insurance Company	QBE Specialty Insurance Company	$56,250	$1,934
		Deductible Coverage
		$10Mxs$30M	$10,000,000	$1,000,000
Cyber Liability - Excess	1001213669261	Cyber Liability - Excess | Cyber $10Mxs$40M - Starr US - 50%			01-01-2026 - 01-01-2027	Starr Surplus Lines Insurance Company	Starr Surplus Lines Insurance Company	$41,894	$1,440
		Deductible Coverage
		$10Mxs$40M	$10,000,000	$1,000,000
Cyber Liability - Excess	PSLNZ2600073	Cyber Liability - Excess | Cyber $10Mxs$60M - London - 50%			01-01-2026 - 01-01-2027	Aon UK Limited	Lloyd’s Syndicate No. 1967	$29,000	$1,414
		Deductible Coverage
		$10Mxs$60M	$10,000,000	$1,000,000
Cyber Liability - Excess	PSLNZ2600074	Cyber Liability - Excess | Cyber $10Mxs$70M - London - 100%			01-01-2026 - 01-01-2027	Aon UK Limited	Lloyd’s Syndicate No. 3000	$55,000	$2,681
		Deductible Coverage
		$10Mxs$70M	$10,000,000	$1,000,000

Ropes & Gray LLP

Line of Coverage	Policy Number	Coverage Description	Limit	Deductible	Policy Term	Insurer	Underwriter	Premium	Taxes, Fees & Surcharges
Excess Liability Coverage	USC034682262	Excess Liability Coverage | $15 xs $25 XS Umbrella Liab-Fireman’s			01-01-2026 - 01-01-2027	Arch Underwriters, Inc.	Firemans Fund Ins Co	$18,750	$0
		No Deductible/SIR Coverage
		Each Occurrence	$15,000,000
		Aggregate	$15,000,000
Excess Liability Coverage	56733199	Excess Liability Coverage | $25 xs $40 XS Umbrella-Federal Ins			01-01-2026 - 01-01-2027	ACE American Insurance Company	Federal Insurance Company	$25,000	$0
Excess Liability Coverage	8037506864	Excess Liability Coverage | $20 xs $65 XS Umbrella-TheContinental			01-01-2026 - 01-01-2027	CNA Insurance Companies	The Continental Insurance Company	$25,235	$0
Excess Liability Coverage	10HVZBY5CHB	Excess Liability Coverage | $15 xs $85 XS Umbrella-Twin City			01-01-2026 - 01-01-2027	Hartford Insurance Group	Twin City Fire Insurance Company	$15,150	$0
Fiduciary Liability - Excess	EPG0033665	Fiduciary Liability - Excess | $5M xs $5M - Fiduciary			01-01-2026 - 01-01-2027	RLI Insurance Co.	RLI Insurance Co.	$35,247	$0
		No Deductible/SIR Coverage
		Limit (1)	$5,000,000
Fiduciary Liability - Excess	P00100049146906	Fiduciary Liability - Excess | $5M xs $10M - Fiduciary			01-01-2026 - 01-01-2027	AXIS Insurance Company	AXIS Insurance Company	$31,744	$0
		No Deductible/SIR Coverage
		Limit (1)	$5,000,000
Fiduciary Liability - Excess	652490069	Fiduciary Liability - Excess | $5M xs $15M - Fiduciary			01-01-2026 - 01-01-2027	CNA Insurance Companies	Continental Casualty Company	$29,375	$0
		No Deductible/SIR Coverage
		Limit (1)	$5,000,000
Fiduciary Liability - Primary	J06775895	Fiduciary Liability - Primary | Fiduciary Liability			01-01-2026 - 01-01-2027	ACE American Insurance Company	Federal Insurance Company	$42,996	$0
		Self Insured Retention Coverage		Various
		Fiduciary Liability Limit	$5,000,000
Group Umbrella Policy	79953010	Group Umbrella Policy | Group Umbrella			01-01-2026 - 01-01-2027	ACE American Insurance Company	Chubb Custom Insurance Co.	$561,056	$22,442
Lawyers EPL	ELU20835626	Lawyers EPL | EPL/ML $10Mxs$35M - XL Specialty			01-01-2026 - 01-01-2027	XL Professional	XL Specialty Insurance Co	$41,250	$0
		No Deductible/SIR Coverage
		Limit per Occurrence	$10,000,000
		Aggregate Limit	$35,000,000
		Management Liability | EPL/ML $10Mxs$35M - XL Specialty						$41,250
		No Deductible/SIR Coverage
Lawyers EPL	596852749	Lawyers EPL | EPL/ML $5Mxs$45M - CNA			01-01-2026 - 01-01-2027	CNA Insurance Companies	Continental Casualty Company	$15,000	$0
		No Deductible/SIR Coverage
		Limit per Occurrence	$5,000,000
		Aggregate Limit	$45,000,000
		Management Liability | EPL/ML $5Mxs$45M - CNA						$15,000
		No Deductible/SIR Coverage
Lawyers Professional	7GA7PX000139400	Lawyers Professional | $60Mxs$240M-RT Specialty-Bridgeway-8.33%			01-01-2026 - 01-01-2027	R-T Specialty, LLC	Bridgeway Insurance Company	$50,888	$2,036
		Limit	$60,000,000
Lawyers Professional	LQS872987	Lawyers Professional | $100Mxs$300M-RT Specialty-Landmark -2.5%			01-01-2026 - 01-01-2027	R-T Specialty, LLC	Landmark American Ins Co	$23,938	$958
		Limit	$100,000,000
Lawyers Professional	7GA7PX000139300	Lawyers Professional | $50Mxs$400M-RT Specialty-Bridgeway - 10%			01-01-2026 - 01-01-2027	R-T Specialty, LLC	Bridgeway Insurance Company	$46,700	$1,868
		Limit	$50,000,000
Lawyers Professional	CPPLXSE25000201	Lawyers Professional | $50Mxs$400M - RT Specialty-Palomar - 10%			01-01-2026 - 01-01-2027	R-T Specialty, LLC	Palomar Excess & Surplus Ins Company	$46,700	$1,868
		Limit	$50,000,000
Lawyers Professional	PROVXS000012301	Lawyers Professional | $50Mxs$400M-RTSpecialty-SiriusPoint -10%			01-01-2026 - 01-01-2027	R-T Specialty, LLC	SiriusPoint Specialty Insurance Corp	$46,700	$1,868
		Limit	$50,000,000
Lawyers Professional	LQS872983	Lawyers Professional | $50Mxs$400M-RT Specialty-Landmark - 3%			01-01-2026 - 01-01-2027	R-T Specialty, LLC	Landmark American Ins Co	$14,010	$560
		Limit	$50,000,000
Lawyers Professional	XLPHS000008500	Lawyers Professional | $50Mxs$400M - RT Specialty-Houston - 10%			01-01-2026 - 01-01-2027	R-T Specialty, LLC	Houston Specialty Insurance Company	$14,010	$560
		Limit	$50,000,000
Lawyers Professional	42EPP30462409	Lawyers Professional | $40Mxs$50M - Berkshire Hathaway - 12.5%			01-01-2026 - 01-01-2027	Berkshire Hathaway Specialty Insurance	National Fire & Marine Ins Co	$205,625	$7,070
		Limit	$40,000,000
Lawyers Professional	BFLLLETMA01160002266902	Lawyers Professional | $60Mxs180M - Applied - 8.333%			01-01-2026 - 01-01-2027	Applied Risk Services, Inc.	Texas Insurance Company	$58,407	$2,008
		Limit	$60,000,000
Lawyers Professional	NPPLPXBB006602	Lawyers Professional | $100Mxs300M - Risksmith-Palms - 5%			01-01-2026 - 01-01-2027	risksmith Insurance Services, LLC	Palms Insurance Company, Ltd.	$47,875	$1,646
		Limit	$100,000,000
Lawyers Professional	A5010258	Lawyers Professional | $100Mxs300M - Vault - 5%			01-01-2026 - 01-01-2027	Vault E&S Insurance Company	Vault E&S Insurance Company	$47,875	$1,646
		Limit	$100,000,000
Lawyers Professional	CUAI140002	Lawyers Professional | $100Mxs$300M - Canopius US - 8.50%			01-01-2026 - 01-01-2027	Canopius Underwriting Agency, Inc. dba C	Lloyd’s Syndicate No. 4444	$81,388	$2,798
		Limit	$100,000,000
Lawyers Professional	PSLNS2600067	Lawyers Professional | $40Mxs$50M - London - 37.50%			01-01-2026 - 01-01-2027	Aon UK Limited	Liberty Mutual Insurance Europe SE	$614,284	$8,821
		Limit	$40,000,000
		Aggregate	$80,000,000
Lawyers Professional	130002138	Lawyers Professional | $40Mxs$50M - QBE Specialty - 10%			01-01-2026 - 01-01-2027	QBE Specialty Insurance Company	QBE Specialty Insurance Company	$164,500	$5,656
		Limit	$40,000,000
Lawyers Professional	LAXE558672	Lawyers Professional | $40Mxs$50M - Great American - 5%			01-01-2026 - 01-01-2027	Great American Ins Co	Great American Fidelity Insurance Co.	$82,250	$2,828
		Limit	$40,000,000
Lawyers Professional	PSLNS2600068	Lawyers Professional | $50Mxs$90M - London - 44.01%			01-01-2026 - 01-01-2027	Aon UK Limited	Lloyd’s Syndicate No. 1221	$365,431	$5,429
		Limit	$50,000,000

Ropes & Gray LLP

Line of Coverage	Policy Number	Coverage Description	Limit	Deductible	Policy Term	Insurer	Underwriter	Premium	Taxes, Fees & Surcharges
Lawyers Professional	107197150	Lawyers Professional | $ 50Mxs$90M - Travelers - 20%			01-01-2026 - 01-01-2027	Travelers	Travelers Excess and Surplus Lines Co	$166,780	$5,734
		Limit	$50,000,000
Lawyers Professional	130002045	Lawyers Professional | $ 50Mxs$90M - QBE Specialty - 12%			01-01-2026 - 01-01-2027	QBE Specialty Insurance Company	QBE Specialty Insurance Company	$100,068	$3,440
		Limit	$50,000,000
Lawyers Professional	USF00628526	Lawyers Professional | $ 50Mxs$90M - Allianz Global - 10%			01-01-2026 - 01-01-2027	Allianz Global Risks US Insurance Co.	Fireman’s Fund Indemnity Corp	$83,390	$2,867
		Limit	$50,000,000
Lawyers Professional	LAXE558673	Lawyers Professional | $ 50Mxs$90M - Great American - 6%			01-01-2026 - 01-01-2027	Great American Ins Co	Great American Fidelity Insurance Co.	$50,034	$1,720
		Limit	$50,000,000
Lawyers Professional	LXA7QHT26	Lawyers Professional | $ 40Mxs$140M - Aspen Specialty - 25%			01-01-2026 - 01-01-2027	Aspen Specialty Ins. Co	Aspen Specialty Insurance Company	$120,045	$4,127
		Limit	$50,000,000
Lawyers Professional	1001213660261	Lawyers Professional | $ 40Mxs$140M - Starr US - 31.25%			01-01-2026 - 01-01-2027	Starr Surplus Lines Insurance Company	Starr Surplus Lines Insurance Company	$150,056	$5,159
		Limit	$50,000,000
Lawyers Professional	ELP460035J01	Lawyers Professional | $ 40Mxs$140M - Westfield - 12.5%			01-01-2026 - 01-01-2027	Westfield Specialty Insurance Comp	Westfield Specialty Insurance Comp	$60,023	$2,064
		Limit	$40,000,000
Lawyers Professional	LOL113963	Lawyers Professional | $ 40Mxs$140M - Crum & Forster - 12.50%			01-01-2026 - 01-01-2027	Crum & Forster Specialty Insurance Co.	Crum & Forster Specialty Insurance Co.	$60,023	$0
		Limit	$40,000,000
Lawyers Professional	652062289	Lawyers Professional | $ 40Mxs$140M - CNA - 12.50%			01-01-2026 - 01-01-2027	CNA Insurance Companies	Columbia Casualty Company	$60,023	$2,064
		Limit	$40,000,000
Lawyers Professional	LAXE558845	Lawyers Professional | $ 60Mxs$180M - Great American - 8.333%			01-01-2026 - 01-01-2027	Great American Ins Co	Great American Fidelity Insurance Co.	$58,407	$2,008
		Limit	$60,000,000
Lawyers Professional	ELP00002XF04	Lawyers Professional | $ 60Mxs$180M - Westfield - 4.17%			01-01-2026 - 01-01-2027	Westfield Specialty Insurance Comp	Westfield Specialty Insurance Comp	$29,239	$1,005
		Limit	$60,000,000
Lawyers Professional	1001213661261	Lawyers Professional | $ 60Mxs$180M - Starr US - 7.52%			01-01-2026 - 01-01-2027	Starr Surplus Lines Insurance Company	Starr Surplus Lines Insurance Company	$52,728	$1,813
		Limit	$60,000,000
Lawyers Professional	PSLNS2601943	Lawyers Professional | $ 60Mxs$240M - London - 20.07%			01-01-2026 - 01-01-2027	Aon UK Limited	Great Lakes Insurance SE	$121,700	$5,932
		Limit	$60,000,000
Lawyers Professional	42EPP30215411	Lawyers Professional | $ 60Mxs$240M - Berkshire Hathaway-8.34%			01-01-2026 - 01-01-2027	Berkshire Hathaway Specialty Insurance	National Fire & Marine Ins Co	$50,949	$1,752
		Limit	$60,000,000
Lawyers Professional	1000635585261	Lawyers Professional | $ 100Mxs$300M - Starr US - 2.99%			01-01-2026 - 01-01-2027	Starr Surplus Lines Insurance Company	Starr Surplus Lines Insurance Company	$28,629	$984
		Limit	$100,000,000
Lawyers Professional	768763631	Lawyers Professional | $ 100Mxs$300M - CNA - 5%			01-01-2026 - 01-01-2027	CNA Insurance Companies	Columbia Casualty Company	$47,875	$1,646
		Limit	$100,000,000
Lawyers Professional	MSTLPLXS00265	Lawyers Professional | $ 100Mxs$300M - Huntersure - 5%			01-01-2026 - 01-01-2027	CRC Insurance Services Inc.	MS Transverse Specialty Insurance Comp	$47,875	$1,646
		Limit	$100,000,000
Lawyers Professional	83PF060553626	Lawyers Professional | $ 100Mxx$300M - Hartford - 5%			01-01-2026 - 01-01-2027	Hartford Insurance Group	Pacific Insurance Company Ltd	$47,875	$1,646
		Limit	$100,000,000
Lawyers Professional	FA012304720261	Lawyers Professional | $ 100Mxs$300M - Scor - 5%			01-01-2026 - 01-01-2027	General Security Indemnity Co of Arizona	General Security Indemnity Co of Arizona	$47,875	$1,646
		Limit	$100,000,000
Lawyers Professional	PSLNS2601911	Lawyers Professional | $ 50Mxs400M - London - 15%			01-01-2026 - 01-01-2027	Aon UK Limited	SiriusPoint International Insurance Corp	$45,533	$3,414
		Lawyers Professional | $ 50Mxs400M - London - 15%						$14,010
		Lawyers Professional | $ 50Mxs400M - London - 15%						$10,508
		Limit	$50,000,000
Lawyers Professional	USF05531426	Lawyers Professional | $ 50Mxs$400M - Allianz Global - 13%			01-01-2026 - 01-01-2027	Allianz Global Risks US Insurance Co.	Fireman’s Fund Indemnity Corp	$60,710	$2,087
		Limit	$50,000,000
Lawyers Professional	LPX300159102	Lawyers Professional | $ 100Mxs$300M - Atri - 5%			01-01-2026 - 01-01-2027	ATRI Insurance Services LLC	Fair American Select Insurance Company	$47,875	$1,646
		Limit	$100,000,000
Lawyers Professional	LPX10001971	Lawyers Professional | $ 40Mxs140M - Euclid - 6.25%			01-01-2026 - 01-01-2027	Euclid Legal Pro	Hudson Excess Insurance Company	$30,011	$1,032
		Limit	$40,000,000
Lawyers Professional	LPL7NABW6CQ007	Lawyers Professional | $ 50Mxs$90M - Ironshore - 8%			01-01-2026 - 01-01-2027	Ironshore Specialty Insurance Company	Ironshore Specialty Insurance Company	$62,924	$2,294
		Limit	$50,000,000
Lawyers Professional	LPL7NABW6CR007	Lawyers Professional | $ 60Mxs$180M - Ironshore - 10%			01-01-2026 - 01-01-2027	Ironshore Specialty Insurance Company	Ironshore Specialty Insurance Company	$70,116	$2,411
		Limit	$60,000,000
Lawyers Professional	LPL00826667P00	Lawyers Professional | $ 60Mxs$240M - StarStone - 16.66%			01-01-2026 - 01-01-2027	Starstone Specialty Insurance Company	Starstone Specialty Insurance Company	$101,776	$3,499
		Limit	$60,000,000
Lawyers Professional	LPX10001262	Lawyers Professional | $ 100Mxs$300M - Euclid - 5%			01-01-2026 - 01-01-2027	Euclid Legal Pro	Hudson Excess Insurance Company	$47,875	$1,646
		Limit	$100,000,000
Mail Insurance	96375	Mail Insurance | Mail Insurance, HMAI			04-04-2025 - 04-04-2026	ACE American Insurance Company	Federal Insurance Company	$1,000	$0
Umbrella Liability	79863589	Umbrella Liability | P$25 Umbrella-Federal Ins			01-01-2026 - 01-01-2027	ACE American Insurance Company	Federal Insurance Company	$36,506	$0
		No Deductible/SIR Coverage
		Each Occurrence	$25,000,000
		Aggregate	$25,000,000
Workers Compensation	71733214	Workers Compensation | Workers Compensation			01-01-2026 - 01-01-2027	ACE American Insurance Company	Chubb Indemnity Insurance Co.	$478,619	$20,136
		No Deductible/SIR Coverage

Ropes & Gray LLP

Line of Coverage	Policy Number	Coverage Description	Limit	Deductible	Policy Term	Insurer	Underwriter	Premium	Taxes, Fees & Surcharges
		Bodily Injury Limit - Each Accident	$1,000,000
		Bodily Injury by Disease - Policy Limit	$1,000,000
		Bodily Injury by Disease - Ea Employee	$1,000,000

This insurance document is furnished to you as a matter of information for your convenience. It only summarizes the listed policy(ies) and is not intended to reflect all the terms and conditions or exclusions of such policy(ies). Moreover, the information contained in this document reflects coverage as of the edition date and does not reflect subsequent changes. This document is not an insurance policy and does not amend, alter or extend the coverage afforded by the listed policy(ies). The insurance afforded by the listed policy(ies) is subject to all the terms, exclusions and conditions of such policy(ies). Surcharge amount is in addition to the premium amount shown.

RGIP, LP

Action by Written Consent of Managing Members

The undersigned being all the managing members of RGIP GP, LLC the sole general partner of RGIP, LP, a Delaware limited partnership (the “Partnership”), hereby consent to the following actions and adopt the following votes:

VOTED:	That after considering all relevant factors, the naming of the Partnership as a named insured under the crime insurance policy issued by the Continental Casualty Company to Ropes & Gray LLP and the other insureds named thereunder for the one-year period commencing on January 1, 2026 in the amounts listed on Annex A for an annual premium of $121,535 (the “Policy”), the Partnership’s share of the premium being $0.00, is approved and ratified.

VOTED:	That the amount, type, form and coverage of the Policy are approved.

VOTED:	That the participation by the Partnership in the Policy is in the best interests of the Partnership.

VOTED:	That the proposed premium for the Policy coverage described above allocated to the Partnership is fair and reasonable to the Partnership.

VOTED:	That the form, terms and provisions of the Agreement Among Joint Insureds, in the form furnished to the Managing Members of the Partnership are approved.

VOTED:	That Bruce Willman, in his capacity as a vice president of the Partnership, is designated as the officer of the Partnership who shall make the filings and give the notices required by Rule 17g-1(g) under the Investment Company Act of 1940, as amended.

/s/ Christopher Comeau
Christopher Comeau

/s/ Justin Kliger
Justin Kliger

/s/ Debra Lussier
Debra Lussier

/s/ Paul F. Van Houten
Paul F. Van Houten

ted: As of ___________, 2026

Annex A

Partner or Employee Theft Coverage	$10,000,000
Theft Disappearance & Destruction	$10,000,000
Forgery or Alteration Coverage	$10,000,000
Robbery or Safe Burglary – Property Other Than Money Coverage	$10,000,000
Computer Systems Fraud Coverage	$10,000,000
Destruction of Data or Programs Coverage	$10,000,000
Money Order & Counterfeit Currency – Worldwide Coverage	$10,000,000
Wire Transfer with Voice Plus Coverage	$10,000,000
Social Engineering	$2,000,000
Claims Expense	$100,000
Retention	$200,000
Social Engineering Retention	$300,000

AGREEMENT AMONG JOINT INSUREDS

THIS AGREEMENT made as of January 1,2026 by and among RGIP, LP, a Delaware limited partnership (the “Partnership”), the entities listed as signatories below and each person or entity that becomes a party hereto pursuant to Section 2 (collectively with the Partnership the “Insureds”).

WHEREAS, the Insureds are named insureds under a crime insurance policy issued by Continental Casualty Company (the “Insurer”), as amended, endorsed, extended or restated from time to time (the “Policy”);

WHEREAS, the Insureds desire to establish the criteria by which recoveries under the Policy shall be allocated among them;

NOW, THEREFORE, it is agreed as follows:

1. In the event that the claims of loss of the Insureds under the Policy are so related that the Insurer is entitled to assert that the claims must be aggregated, the Partnership shall receive an equitable and proportionate share of the recovery, but at least equal to the amount it would have received had it provided and maintained a single insured policy with the minimum coverage required under Rule 17g-1 under the Investment Company Act of 1940, as amended.

2. Each person or entity who becomes a named insured under the Policy may become a party to this Agreement by executing a joinder to this Agreement in substantially the form of Exhibit A and delivering it to Ropes & Gray LLP on behalf of itself and each other Insured c/o Ropes & Gray LLP, 800 Boylston St, Prudential Tower, Boston, Massachusetts 02199-3600, Attention: Chief Financial Officer.

IN WITNESS WHEREOF, the parties initially party hereto have executed this Agreement as of the date first above written.

RGIP, LP
By RGIP GP, LLC, its general partner

By:	/s/ Paul Van Houten
Managing Member

ROPES & GRAY LLP

By:	/s/ Paul Van Houten
Partner

ROPES & GRAY INTERNATIONAL LLP

By:	/s/ Julie Jones
Partner

EXHIBIT A

JOINDER

The undersigned, which is a named insured under a crime policy issued by       , hereby agrees to be a party to the Agreement Among Joint Insureds dated as of      ,   , as from time to time in effect, among RGIP, LP and the other parties from time to time party thereto with the same force and effect as if it was a signatory thereto and was expressly named therein.

[Name of Entity/Person]

By
Title:

Dated:         ,